Filed by First Majestic Silver Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gatos Silver, Inc.

(Commission File No. 001-39649)

NEWS RELEASE

New York - AG	December 10, 2024

Toronto - AG

Frankfurt - FMV

First Majestic Announces Mailing of Materials for Special Meeting

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the “Company” or “First Majestic”) is pleased to announce that it has commenced mailing of its meeting materials for the special meeting of the Company’s shareholders (the “Special Meeting”) that will be held on Tuesday, January 14, 2025 at 11:00 a.m. (Pacific Time) at the offices of Bennett Jones LLP, located at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8.

At the Special Meeting, pursuant to the requirements of the rules of the Toronto Stock Exchange and the New York Stock Exchange, First Majestic shareholders will be asked to approve an ordinary resolution (the “Share Issuance Resolution”) approving the issuance of up to 190,000,000 common shares of First Majestic (“First Majestic Shares”) to stockholders of Gatos Silver, Inc. (“Gatos”) in connection with the previously announced acquisition by First Majestic of all of the shares of common stock of Gatos (the “Transaction”). First Majestic’s Board of Directors unanimously recommends that the Company’s shareholders vote FOR the Share Issuance Resolution.

First Majestic is using the notice and access model (“Notice and Access”) as an alternative means of delivery of the meeting materials for the Special Meeting to shareholders in a more environmentally friendly and sustainable way that helps reduce paper usage and our carbon footprint, and that reduces our printing and mailing costs. Under Notice and Access, First Majestic shareholders as of November 25, 2024, being the record date for the Special Meeting (the “Record Date”), will be sent a proxy or voting instruction form, as applicable, enabling them to vote at the Special Meeting. However, instead of receiving a paper copy of the Company’s management information circular (the “Information Circular”) and notice of meeting (together with the Information Circular, proxy and voting information form, the “Meeting Materials”) for the Special Meeting, shareholders will receive a Notice and Access notification letter which contains information on how to access the Meeting Materials electronically.

Shareholders of record as of the Record Date are entitled to vote at the Special Meeting, and they may access electronic versions of the Meeting Materials at www.AGSpecialMeeting.com. The Meeting Materials have also been filed by the Company on SEDAR+ and may be accessed under the Company’s SEDAR+ profile at www.sedarplus.com, or by scanning the QR code below with your smartphone or other smart device:

First Majestic has retained Kingsdale Advisors (“Kingsdale”) as a Strategic Advisor and to assist in the solicitation of proxies for the Special Meeting. Any shareholders who need assistance with voting their First Majestic Shares may contact Kingsdale by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Impact of Canada Post Labour Dispute on the Delivery of Meeting Materials to Canadian Shareholders

Canadian shareholders as of the Record Date should be aware that, due to the ongoing Canada Post labour dispute which is affecting the delivery of mail within Canada, some Canadian shareholders may not receive the Meeting Materials prior to the date of the Special Meeting. This only applies to Canadian shareholders as of the Record Date who have previously requested that physical copies of the Meeting Materials be sent to them. Many of the Company’s Canadian shareholders have elected for materials for shareholder meetings to be sent to them by e-mail, so the Canada Post labour dispute will not have any impact on the electronic delivery of the Meeting Materials to such shareholders. Shareholders may request electronic versions of the Meeting Materials be e-mailed to them by contacting Kingsdale by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com,or by contacting the Company directly at 1-866-529-2807 (toll-free) or info@firstmajestic.com.

If you are a Canadian registered shareholder (i.e., you hold your First Majestic Shares in the form of a physical share certificate, or your shares are represented by a DRS Advice Statement), and you did not receive a form of proxy with your control number, the Company strongly encourages you to contact Computershare Investor Services Inc. at 1-800-564-6253 (toll-free in North America) or +1-514-982-7555 (international) to request the control number for each of your registered shareholdings. Once you have obtained your control number(s), you can vote the First Majestic Shares represented by such control number(s) at www.investorvote.com.

If you are a Canadian beneficial shareholder (i.e., you hold your First Majestic Shares with one or more financial institutions or brokers, for example RBC Direct Investing, TD Direct Investing, BMO Direct Investing, Scotia iTRADE, Wealthsimple, Haywood Securities, Canaccord Genuity, Raymond James, Ventum Financial etc.), and you did not receive a voting instruction form with your control number, the Company strongly encourages you to contact your brokerage firm, financial institution or other intermediary and request the control number for each of your accounts that hold First Majestic Shares. Once you have obtained your control number(s), you can vote the First Majestic Shares represented by such control number(s) at www.proxyvote.com.

In addition, you can click on the following link to download Broadridge’s voting app, ProxyVote: Your Voice Matters: https://www.broadridge.com/resource/proxyvote-app. Once you have downloaded the app, follow the instructions to create an account, then log in to vote your First Majestic Shares using the app (without the need for a control number). If you do not see a voting button in respect of the Special Meeting, you will need to link your accounts that hold your First Majestic Shares by clicking on “link a new investment account” on the home page of the app.

The Company has also retained Kingsdale as a Strategic Advisor and to assist in the solicitation of proxies for the Special Meeting. If you need assistance with voting your First Majestic Shares, or with obtaining your control number(s), we strongly encourage you to contact Kingsdale at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

The Canada Post labour dispute will not have any impact on the delivery of physical copies of the Meeting Materials to any US and international shareholders of the Company who have requested such physical copies. However, proxies mailed to Computershare Investor Services Inc. in Canada, and voting instruction forms mailed to Broadridge Canada, may not be received by them prior to the proxy deadline due to the labour dispute. Accordingly, all Canadian registered and beneficial shareholders are strongly encouraged to vote their First Majestic Shares online or by telephone as instructed in the Meeting Materials. Shareholders should contact Kingsdale if they need any assistance in voting their First Majestic Shares.

Gatos Stockholder Meeting

Holders of shares of Gatos common stock are also required to provide their approval of the Transaction, and accordingly, Gatos has announced that it will hold its stockholder meeting virtually on Tuesday, January 14, 2025, at 10:00 a.m. (Vancouver time), one hour prior to the First Majestic Special Meeting.

Subject to the approval of First Majestic’s shareholders and Gatos’ stockholders and the satisfaction or waiver of other conditions precedent, it is anticipated that the Transaction will close in early 2025.

Important Information for Investors and Shareholders about the Transaction and Where to Find It

This news release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities of First Majestic or Gatos or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities of First Majestic or Gatos in any jurisdiction in contravention of applicable law. This news release may be deemed to be soliciting material relating to the Transaction.

In connection with the proposed transaction between First Majestic and Gatos pursuant to the Merger Agreement and subject to future developments, First Majestic has filed a registration statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a proxy statement of Gatos that also constitutes a prospectus of First Majestic (the “Proxy Statement/Prospectus”). The Form F-4 was declared effective by the SEC on December 2, 2024. Gatos filed a Proxy Statement/Prospectus with the SEC on December 3, 2024 which it commenced mailing to its stockholders on December 6, 2024. First Majestic filed the Information Circular in connection with the proposed Transaction with applicable Canadian securities regulatory authorities on December 10, 2024. This news release is not a substitute for any registration statement, proxy statement, prospectus or other document First Majestic or Gatos has filed or may file with the SEC or Canadian securities regulatory authorities in connection with the proposed Transaction. First Majestic commenced mailing the Meeting Materials to its shareholders on December 10, 2024. INVESTORS AND SECURITY HOLDERS OF GATOS AND FIRST MAJESTIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, RESPECTIVELY, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST MAJESTIC, GATOS, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Proxy Statement/Prospectus, the filings with the SEC that are incorporated by reference into the Proxy Statement/Prospectus and other documents filed with the SEC by First Majestic and Gatos containing important information about First Majestic or Gatos and the Transaction through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the management proxy circular and other documents filed with Canadian securities regulatory authorities by First Majestic, through the website maintained by the Canadian Securities Administrators at www.sedarplus.com. In addition, investors and security holders may obtain free copies of the documents filed by First Majestic with the SEC and Canadian securities regulatory authorities on First Majestic’s website or by contacting First Majestic’s investor relations team. Copies of the documents filed with the SEC by Gatos are available free of charge on Gatos’ website at www.gatossilver.com or by contacting Gatos’ investor relations team.

Participants in the Merger Solicitation

First Majestic, Gatos and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of First Majestic and the stockholders of Gatos in connection with the Transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above and other relevant documents when they are filed with the SEC and Canadian securities regulatory authorities in connection with the proposed Transaction. Additional information regarding First Majestic’s directors and executive officers is also included in First Majestic’s Notice of Annual Meeting of Shareholders and 2024 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on April 15, 2024, and information regarding Gatos’ directors and executive officers is also included in Gatos’ Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 20, 2024, as amended by Amendment No. 1 to such annual report filed with the SEC on May 6, 2024 and Gatos’ 2024 Proxy Statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2024. These documents are available free of charge as described above.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

On September 5, 2024, First Majestic and Gatos announced that they had entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which First Majestic will acquire all of the issued and outstanding shares of Gatos common stock. More information relating to the proposed Transaction can be found on the Company’s website, www.firstmajestic.com.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

Investors Contact:

Darrell Rae

Investor Relations

info@firstmajestic.com

(604) 688 3033

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws and “forward-looking information” under applicable Canadian securities laws (collectively, “forward-looking statements”). These statements relate to future events or the future performance, business prospects or opportunities of First Majestic and/or Gatos that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management of First Majestic and/or Gatos made in good faith in light of management’s experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: closing of the Transaction and the terms and timing related thereto; the anticipated timing of the Special Meeting and the Gatos stockholder meeting; and the anticipated timing of closing the Transaction. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: satisfaction or waiver of all applicable closing conditions for the Transaction on a timely basis or at all including, without limitation, receipt of all necessary shareholder, stock exchange and regulatory approvals or consents and lack of material changes with respect to First Majestic and Gatos and their respective businesses, all as more particularly set forth in the Merger Agreement; the timing of the closing of the Transaction and the failure of the Transaction to close for any reason; the outcome of any legal proceedings that may be instituted against First Majestic or Gatos and others related to the Transaction; unanticipated difficulties or expenditures relating to the Transaction; and delays associated with the ongoing Canada Post labour dispute. First Majestic is not affirming or adopting any statements or reports attributed to Gatos (including prior mineral reserve and resource declaration) in this news release or made by Gatos outside of this news release. In addition, the failure of a party to comply with the terms of the Merger Agreement may result in that party being required to pay a fee to the other party, the result of which could have a material adverse effect on the paying party’s financial position and results of operations and its ability to fund growth prospects and current operations. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

First Majestic believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. First Majestic does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information, except as required by applicable laws.

5